RealCadre LLC

CIK 0001612778

Statement of Financial Condition

As of December 31, 2022

and report of Independent Registered Public Accounting Firm

This report is filed in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document

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SEC FILE NUMBER
8-69506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RealCadre LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

415 Park Avenue South, 7th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ryan Williams	914-625-6177	ryan@cadre.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Williams _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RealCadre LLC _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 20 2 6

Notary Public

Signature: Ryan A W

Title:
CEO

Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19. RealCadre LLC is making this filing without a notarization.

This filing contains (check all applicable boxes):**

- ▣ (a) Statement of financial condition.
- ▣ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▣ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

Financial Statements

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of RealCadre LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RealCadre LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

New York, NY
April 17, 2023

We have served as the Company's auditor since 2020.

RealCadre LLC
Statement of Financial Condition
As of December 31, 2022

ASSETS:		
Cash and cash equivalents	$	2,378,248
Due from Affiliates		130,673
Accounts receivable		10,140
Prepaid expenses and other assets		45,840
TOTAL ASSETS	$	**2,564,901**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Payable to parent		480,552
Accounts payable		78,290
Accrued expenses		193,881
TOTAL LIABILITIES	$	**752,723**
Commitments and Contingencies (note 4)		
MEMBER'S EQUITY		**1,812,178**
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**2,564,901**

1. Organization and Nature of Business

RealCadre Company, Inc. ("RCI"), formerly Westminster JJR, Inc., was formed on June 11, 2014, and commenced operations on June 16, 2014. On May 5, 2015, RCI merged with and into RealCadre Mergerco LLC ("RML"), a Delaware limited liability company. RML changed its name to RealCadre LLC (the "Company") effective June 15, 2015. The Company is wholly owned by Quadro Partners, Inc. ("Parent"), a Delaware corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission effective January 7, 2015, when it became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers private placements of interests in private funds and partnerships and secondary transactions of these interests using the functioning Alternative Trading System ("ATS").

The Company relies on the (k)(2)(i) exemption under the 17 C.F.R. §240.15c3-3 Rule and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74")".

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. As reflected in the financial statements, the Company has experienced cumulative operating losses through the year ended December 31, 2022. Because of these conditions and events, the Company remains reliant upon funding from its Parent to continue as a going concern. The Parent has guaranteed its commitment to the Company to fully support the operating, investing, and financing activities of the Company to satisfy its obligations as they become due through April 30, 2024. As a result, the Company has concluded that management's plans are probable of being achieved to ensure the Company has sufficient liquidity to continue as a going concern for a period of one year from the date the financial statements are issued.

b) Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

c) Cash and cash equivalents

The Company maintains cash balances which at times may exceed federally insured limits. As of December 31, 2022, the Company had accounts with one banking institution totaling $2,378,248, of which $2,128,248 was in excess of the federally insured amount.

The Company considers its investments in short-term money market accounts in the amount of $2,267,004 to be cash equivalents. The Company defines cash equivalents as short-term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short-term nature of these instruments.

d) Income Taxes

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. RealCadre LLC has no commitments to fund the tax liability at the Parent level (or receive any tax benefit from Parent), and no tax sharing agreement with Parent is in place. Accordingly, no income tax provision has been recorded for the period ended December 31, 2022.

e) Fair Value of Financial Instruments

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that a transaction to sell the asset or liability occurs in a principal market or, in its absence, the most advantageous market. Management utilizes the market approach, as specified by generally accepted accounting principles, to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data. There were no Level 3 assets or liabilities reported in the Statement of Financial Condition as of December 31, 2022.

As of December 31, 2022, certain financial assets and liabilities are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. The fair value of money markets included in cash and cash equivalents of $2,267,004 are categorized as level 1. There are no level 2 or 3 financial instruments.

3. Related Party Transactions

The Company entered into an expense sharing agreement ("ESA") with the Parent and an affiliate, CCV LLC, in January 2016, which was amended in September 2019 and made effective as of August 2019. Expenses such as administrative, rent and occupancy, salaries and related costs, business development, stock-based compensation and other back-office services are charged to the Company based on a percentage allocation of employees' time spent. As of December 31, 2022, the company owed $480,552 to the Parent for payments the Parent made on behalf of the Company related to the expense sharing.

The Company incurs expenses related to introductions, referrals or placement agreements or services with respect to an investment (or a commitment to investment) brokered or offered by the Company and/or advised or managed by CCV LLC (or its affiliates). Pursuant to an expense sharing agreement between the Company and CCV LLC ("Affiliate"), a percentage of the incurred expenses is allocated to the Affiliate. The allocation to Affiliate is pro rata to the fees that are reasonably expected to be collected by the Company and CCV LLC (or its affiliates) with respect to the investment made or committed to. As of December 31, 2022, CCV LLC owed $130,673 to the Company reported as Due from affiliates in the Statement of Financial Condition.

4. Commitments and Contingencies.

The Company may be subject to claims and litigation in the ordinary course of business. In the management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

5. Risks and Uncertainties

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruptions in the U.S. banking system. The U.S. government took certain actions to strengthen public confidence in the U.S. banking system. However, there can be no certainty that the actions taken by the U.S. government will be effective in mitigating the effects of financial institution failures on the economy and restoring public confidence in the U.S. banking system. Additional financial institution failures may occur in the near term that may limit access to short-term liquidity or have adverse impacts on the economy. As disclosed in Note 2, the Company maintains cash amounts in excess of federally insured limits.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), referenced by Schedule I in these financials, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. As of December 31, 2022, the Company had net capital of $1,625,525, which was $1,375,525 in excess of its required net capital of $250,000 and the Company's aggregate indebtedness to net capital percentage was 46.31%.

7. Subsequent Events

The Company evaluated events and transactions that occurred subsequent to December 31, 2022 through the date the financial statement was available to be issued. There were no events

or transactions during the period that would require recognition or disclosure other than as described below.

On March 12, 2023, Signature Bank, the Company's primary banking institution, was closed by the New York State Department of Financial Services. Despite the bank's failure, all deposited funds beyond the Federal Deposit Insurance Corporation (FDIC)-insured $250,000 remained available. The Company is in the process of moving its funds to bigger institutions.

The Parent is raising capital as part of its Series D round of financing. As of the date the financial statement was available to be issued, the capital raising efforts are still ongoing but to date the Parent closed $22.5 million, including $12.6 million since December 31, 2022.